UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-16707

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Prudential Employee Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prudential Financial, Inc.

751 Broad Street

Newark, New Jersey 07102

Financial Statements and Exhibits

(a)	Financial Statements for the Year Ended December 31, 2012, and Independent Registered Public Accounting Firm’s Report.

(b)	The financial statements required to be filed hereunder appear commencing at page 3 hereof.

(c)	Exhibits

(1)	Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm (following financial statements).

The Prudential Employee Savings Plan

Table of Contents

December 31, 2012 and 2011

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Prudential Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The Prudential Employee Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes (modified cash basis) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

Bazilio Cobb Associates

Washington, DC

June 14,2013

The Prudential Employee Savings Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2012 and 2011

	2012	2011
Assets
Investments
At Fair Value
PESP Fixed Rate Fund (Note 3)	$3,445,297,613	$3,419,068,150

At Fair Value
Insurance Company Pooled Separate Accounts
Artisan U.S. Mid-Cap Value Fund	157,657,547	—
Core Bond Enhanced Index/PIM Fund	98,047,579	90,928,410
Core Equity Account, VCA-IF	213,147,025	200,630,800
Large Cap Growth/Jennison Fund	354,981,506	—
Large Cap Value/LSV Asset Management Fund	177,881,435	148,193,583
Prudential Retirement Real Estate Fund	66,302,693	30,824,584
QMA International Developed Markets Index Fund	107,251,321	—
QMA U.S. Broad Market Index Fund	236,786,492	—
Small Company Stock Account, VCA-6	324,358,775	317,548,354

Registered Investment Companies
Artisan Mid-Cap Value Fund, Class Z	—	146,946,439
Fidelity Advisor Government Income Fund, Class I	—	23,410,826
Fidelity Government Income Fund	26,078,835	—
GE Institutional International Equity Investment Fund	145,489,362	225,939,078
Prudential High-Yield Fund, Class Q	58,878,977	—
Prudential High-Yield Fund, Class Z	—	47,077,984
Prudential Jennison Growth Fund, Class Z	—	316,598,760
Prudential Jennison Mid-Cap Growth Fund, Class Q	150,178,649	129,745,894
Prudential Jennison Natural Resources Fund, Class Q	28,011,915	—
Prudential Stock Index Fund, Class I	—	209,179,042
Wells Fargo Advantage International Bond Institution	22,330,691	—

Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	82,104,726	89,123,166
Prudential Financial, Inc. Common Stock Fund - (ESOP) (Note 9)	393,101,515	359,928,667

Prudential IncomeFlex
Aggressive Fund	59,426,736	49,876,267
Conservative Fund	16,419,143	12,124,847
Moderate Fund	26,434,879	23,465,336

Total investments at fair value	6,190,167,414	5,840,610,187

Notes receivable for participant loans	45,668,660	47,928,129
Other - noninterest-bearing cash	687	764

Net assets available for benefits at fair value	6,235,836,761	5,888,539,080

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(226,412,244)	(209,052,296)

Net assets available for benefits	$6,009,424,517	$5,679,486,784

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

For the Year Ended December 31, 2012

Additions to net assets
Investment income
Net appreciation in fair value of investments	$310,451,375
Interest and dividend income	136,501,218
Other income	1,889,556

Total investment gain	448,842,149
Investment expenses (Note 6)	—

Net investment gain	448,842,149
Interest income on notes receivable from participants	1,499,874

Contributions
Employer	53,700,929
Employee	153,566,698
Rollover	33,235,866

Total contributions	240,503,493

Total additions	690,845,516

Deductions from net assets
Benefits paid to participants	360,047,063
Administrative expenses	860,720

Total deductions	360,907,783

Net increase	329,937,733

Net assets available for benefits
Beginning of year	5,679,486,784

End of year	$6,009,424,517

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan

The following description of The Prudential Employee Savings Plan (the “Plan” or “PESP”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all United States employees and statutory agents of The Prudential Insurance Company of America (the “Company”) and its participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

Each eligible employee may enroll in PESP at any time, starting on their first day of employment with the Company.

Employees hired on or after January 1, 2001, who do not affirmatively elect either to participate or to decline participation in PESP within 30 days of hire, are enrolled automatically in PESP until they affirmatively elect otherwise.

Contributions

Employee Contributions. Participants can contribute from 1% to 50% of eligible earnings as defined in the Plan, in any combination of before-tax, Roth 401(k) (after-tax), and/or traditional after-tax contributions. Through automatic enrollment, participants contribute 4% of eligible earnings on a before-tax basis. Rollover contributions are allowed.

Participants may elect to increase, decrease or stop their contributions at any time, subject to the Company’s Personal Securities Trading Policy.

Roth In-Plan Rollovers. The Plan was amended, effective December 1, 2010, to add a provision allowing Roth In-Plan Rollovers. Under this feature, a participant may elect to rollover all or a portion of his or her vested Plan account that is then available for distribution or in-service withdrawal into Roth (after-tax) funds. A participant is required to pay income taxes on the amount rolled over and, assuming the applicable holding period and distribution requirements are satisfied, the Roth In-Plan Rollover held in the Plan together with subsequent investment earnings will not be subject to Federal income taxes at the time of distribution. A participant is permitted to make up to four (4) separate Roth In-Plan Rollovers in a single plan year.

Roth In-Plan Rollovers, totaling $7,051,270 in 2012, are included in Rollovers in the Statement of Changes in Net Assets Available for Benefits.

Company Matching Contributions. The Company matches 100% of before-tax and Roth 401(k) contributions up to a maximum of 4% of eligible earnings. Employees hired on or after January 1, 2004 are required to complete one year of service prior to becoming eligible for Company matching contributions.

Catch-Up Contributions. Participants age 50 or older who will reach the 401(k) limit for contributions for the year or certain of the Plan’s other limits for contributions, may be eligible to make before-tax and Roth 401(k) catch-up contributions to the Plan during the plan year from eligible earnings. Catch-up contributions are not eligible for Company matching contributions. For 2012, catch-up contributions are limited to $5,500.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan (Continued)

Contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Internal Revenue Code of 1986, as amended (“IRC”) including compliance with applicable statutory limits and non-discrimination rules.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions, and (b) Plan net earnings. Allocations are made pursuant to the terms of the Plan based on the participant’s eligible earnings and account balances. A participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their before-tax, Roth 401(k), after-tax, and rollover contributions plus earnings thereon. Generally, participants become 100% vested in Company matching contributions upon the completion of three years of vesting service.

Vesting will be accelerated and participants will be 100% vested in the Company’s matching contribution and earnings thereon upon reaching age 65, or as a result of death, or becoming totally disabled while an employee. A participant will be considered totally disabled for purposes of the Plan if he or she is eligible to receive long-term disability benefits under The Prudential Welfare Benefits Plan.

Full vesting was provided to certain terminated participants pursuant to divestitures or discontinuances of business operations in 2011 and 2012 as a result of dispositions of the U.S. Global Commodities businesses; Prudential Real Estate and Relocation Services, Inc. (closed in 2012); and the mail, imaging, and printing operations carried out in Millville, NJ and Fort Washington, Pennsylvania.

Forfeitures

If a participant terminates employment with the Company prior to full vesting, the nonvested portion of his or her account attributable to the Company matching contributions and earnings thereon is forfeited. If the participant is reemployed within five years from the date of termination, the forfeited amount may be reinstated, subject to certain Plan provisions. During the five-year period, as stated above, the pending forfeiture amounts are invested as part of the PESP Fixed Rate Fund. Beginning in 2012, balances pending forfeiture attributable to any participants who terminated employment with the Company on or after May 29, 2012 will continue to be invested in accordance with the participant’s investment directions or the Plan’s default investment provisions, as applicable. Any amounts not reinstated to a participant, after the five-year period are considered forfeitures that the Plan permits to be used to reduce future Company matching contributions, or to pay administrative expenses.

At December 31, 2012 and 2011, forfeiture amounts invested in the PESP Fixed Rate Fund amounted to $1,647,991 and $2,068,912, respectively. Forfeitures of $2,000,000 were used to reduce the Company’s matching contributions in 2012.

Investment Options

Employee Contributions. Participants may direct their current account balance and future contributions in 1% increments in any of the Plan’s investment options.

Participants who are automatically enrolled and do not direct investment of their accounts will be invested by default into the age-appropriate conservative portfolio mix available under GoalMaker®, a computer asset allocation program available to participants as described below.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan (Continued)

Generally, there are no restrictions on the participant’s investment direction, except in regard to the Prudential Financial, Inc. Common Stock Fund, which is subject to the provisions of the Company’s Personal Securities Trading Policy and the PESP Market Timing Policy, which apply to all investment options. In addition, participants who are employed with affiliated investment managers of certain funds may be restricted as to investment directions in connection with those funds.

Company Matching Contributions. Half of the Company matching contributions is automatically invested in the Prudential Financial, Inc. Common Stock Fund. The remainder of the participant’s Company matching contributions is invested according to the participant’s current investment allocation direction.

Generally, there are no restrictions on transferring Company matching contributions from the Prudential Financial, Inc. Common Stock Fund to any of the other investment options under the Plan, except for certain limitations including, but not limited to, the provisions of the Company’s Personal Securities Trading Policy.

The following are the investment options under the Plan:

PESP Fixed Rate Fund – The goal of the PESP Fixed Rate Fund is to provide preservation of principal and stable, competitive interest rates based on current market conditions. The fund credits interest on an annual effective rate basis. The interest crediting rate is reset periodically (currently on a quarterly basis and is announced in advance. The PESP Fixed Rate Fund is offered under a group annuity contract issued by the Company.

Insurance Company Pooled Separate Accounts

Artisan U.S. Mid-Cap Value Fund – This separate account is managed pursuant to the same strategy as the Artisan Mid-Cap Value Investor Fund, a mutual fund, and seeks to maximum long-term capital growth using a mid-cap value strategy. This fund primarily invests in the common stocks of mid-capitalization companies that management believes to be undervalued relative to their intrinsic value, and are improving, or are likely to improve, their returns on invested capital. It defines a mid-cap company as one that falls within the market capitalization range of companies in the Russell Mid-Cap Index. Effective September 4, 2012, this separate account replaced the Artisan Mid-Cap Value Fund, Class Z, a mutual fund. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company.

Core Bond Enhanced Index/PIM Fund – This separate account seeks to achieve performance results similar to the Barclays Capital U.S. Aggregate Bond Index and is invested to reflect many of the characteristics of the Barclays Capital U.S. Aggregate Bond Index. This fund invests primarily in corporate and government bonds. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company.

Core Equity Account, VCA-IF – This separate account seeks to provide long-term growth, taking into account both income and capital appreciation, by investing primarily in the equities of major, well-established companies that appear to be in sound financial condition and have the potential for price appreciation greater than broadly based stock indices. The separate account is offered under a group annuity contract issued by the Company.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan (Continued)

Large Cap Growth/Jennison Fund – This separate account seeks long-term growth of capital to outperform both the Russell 1000 Growth and S&P 500 Indexes and to be the best-performing manager among its peers, with a consistent risk profile. It invests at least 65% in equity securities issued by companies with market capitalization exceeding $1 billion and believed to have above-average growth prospects. Effective September 4, 2012, this separate account replaced the Prudential Jennison Growth Fund, Class Z, a mutual fund. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company.

Large Cap Value/LSV Asset Management Fund – This separate account seeks appreciation of capital and to outperform the Russell 1000 Value Index over rolling 3 and 5-year periods, or market cycles if longer. This fund invests primarily in equity-related securities of large companies that the manager believes to be undervalued. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company.

Prudential Retirement Real Estate Fund – This separate account invests primarily in existing private real estate funds, publicly traded real estate securities, including Real Estate Investment Trust (“REIT”) securities, and other real estate related investments. The fund’s objective is to meet or exceed a customized real estate and real estate securities benchmark return after fees and expenses. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company.

QMA International Developed Markets Index Fund – This separate account seeks to provide investment results that track the Morgan Stanley Capital International Europe, Australasia, and Far East Index. It is structured to track the overall stock market performance, as measured by MSCI EAFE Index. The fund will not hold actively managed stock positions as the Fund does not attempt to outperform the market. This investment option became available on January 4, 2012. The separate account is offered under a group annuity contract issued by the Company.

QMA U.S. Broad Market Index Fund – This separate account seeks to provide long-term growth of capital. It seeks to provide investment results that approximate the performance of the Standard & Poor’s Composite 1500 Index. Effective January 4, 2012, this separate account replaced the Prudential Stock Index Fund, Class I. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company.

Small Company Stock Account, VCA-6 – This separate account seeks to outperform the Russell 2000 Index by investing in a diversified portfolio of small companies. The separate account is offered under a group annuity contract issued by the Company.

Registered Investment Companies

Artisan Mid-Cap Value Fund, Class Z – This mutual fund seeks to provide long-term growth of capital. The fund normally invests at least 80% of net assets in the common stocks of mid-capitalization companies that management believes to be undervalued relative to their intrinsic value, and are improving, or are likely to improve, their returns on invested capital. It defines a mid-cap company as one that falls within the market capitalization range of companies in the Russell Mid-Cap Index. Effective September 4, 2012, this fund was replaced by the Artisan U.S. Mid-Cap Value Fund, a separate account. The ticker symbol for this fund is ARTQX.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan (Continued)

Fidelity Advisor Government Income Fund, Class I – This mutual fund seeks to provide a high level of current income by investing at least 80% of its assets in intermediate-term U.S. government securities as well as repurchase agreements for those securities. This fund may also have allocations to agency issuers, including mortgage-backed securities. Effective July 2, 2012, this fund was replaced by the Fidelity Government Income Fund. The ticker symbol for this fund is FVIIX.

Fidelity Government Income Fund – This mutual fund seeks to provide a high level of current income by investing at least 80% of its assets in U.S. government securities as well as repurchase agreements for those securities. It invests in U.S. government securities issued by entities that are chartered or sponsored by Congress but whose securities are neither issued nor guaranteed by the U.S. Treasury. The fund invests in instruments related to U.S. government securities and allocates assets across different market sectors and maturities. It engages in transactions that have a leveraging effect on the fund, including derivatives. Effective July 2, 2012, this fund replaced the Fidelity Advisor Government Income Fund, Class I. The ticker symbol for this fund is FGOVX.

GE Institutional International Equity Investment Fund – This mutual fund seeks long-term growth of capital. The fund invests at least 80% of assets in equity securities under normal market conditions. It invests primarily in companies in developed and developing countries outside the United States. The fund’s assets are invested in foreign securities of companies representing at least three different countries. The ticker symbol for this fund is GIEIX.

Prudential High-Yield Fund, Class Q – This mutual fund seeks to maximize current income, and capital appreciation is a secondary objective. The fund normally invests at least 80% of assets in a diversified portfolio of high-yield fixed-income securities rated Ba or lower by Moody’s or BB or lower by Standard & Poor’s, and securities either rated by another major rating service or securities considered by the Company to be of comparable quality. Prior to January 4, 2012, the Plan’s interests in this fund were held as Class Z shares. The ticker symbol for this fund is PHYQX.

Prudential High-Yield Fund, Class Z – This mutual fund seeks to maximize current income, and capital appreciation is a secondary objective. The fund normally invests at least 80% of assets in a diversified portfolio of high-yield fixed-income securities. Effective January 4, 2012, the Plan’s interests in this fund are held in Class Q shares. The ticker symbol for this fund is PHYZX.

Prudential Jennison Growth Fund, Class Z – This mutual fund seeks long-term growth of capital. It invests at least 65% in equity securities issued by companies with market capitalization exceeding $1 billion and believed to have above-average growth prospects. Effective September 4, 2012, this fund was replaced by the Large Cap Growth/Jennison Fund, a separate account. The ticker symbol for this fund is PJFZX.

Prudential Jennison Mid-Cap Growth Fund, Class Q – This mutual fund seeks long-term capital appreciation. It invests at least 80% in stocks of medium-sized U.S. companies with the potential for above-average growth. The ticker symbol for this fund is PJGQX.

Prudential Jennison Natural Resources Fund, Class Q – This mutual fund seeks long-term growth of capital. It generally invests at least 80% of assets in equity securities of natural resource companies and in asset-based securities. Natural resource companies are U.S. and foreign companies that own, explore, mine, process or otherwise develop, or provide goods and services with respect to natural resources. The principal type of equity and equity-related security in which the fund invests is common stock. This investment option became available on January 4, 2012. The ticker symbol for this fund is PJNQX.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan (Continued)

Prudential Stock Index Fund, Class I – This mutual fund seeks to provide investment results that correspond to the price and yield performance of the Standard & Poor’s 500 Composite Stock Price Index (S&P 500 Index). Effective January 4, 2012, this fund was replaced by the QMA U.S. Broad Market Index Fund. The ticker symbol for this fund is PDSIX.

Wells Fargo Advantage International Bond Institution – This mutual fund seeks total return, consisting of income and capital appreciation. It generally invests at least 80% of net assets in foreign debt securities, including obligations of governments, corporate entities or supranational agencies, denominated in various currencies. It invests in at least three countries or supranational agencies. The fund also invests up to 35% of total assets in debt securities that are below investment grade and up to 5% of total assets in debt obligations or similar securities denominated in the currencies of developing countries. This investment option became available on January 4, 2012. The ticker symbol for this fund is ESICX.

Master Trust

Prudential Financial, Inc. Common Stock Fund – This portfolio primarily invests in Prudential Financial, Inc. (“PFI”) common stock, and a small portion is invested in money market shares or other liquid investments. The goal is to approximate the returns of a direct investment in shares of PFI common stock in a fund that also provides modest liquidity. This option has an ESOP and non-ESOP portion (Note 9). Values for fund units will not be identical to the current values of shares of PFI Common Stock, which are listed under the NYSE ticker symbol PRU.

Prudential IncomeFlex

The Prudential IncomeFlex option, available to Plan participants who have attained age 50, provides guaranteed withdrawals over the participant’s lifetime based on continued investment in three customized IncomeFlex portfolios, structured as single client insurance company separate accounts, which hold investments in seven of the Plan’s other investment options: the Core Equity Account, VCA-IF; Large Cap Growth/Jennison Fund; Large Cap Value/LSV Asset Management Fund; Prudential Jennison Mid-Cap Growth Fund, Class Q; Small Company Stock Account, VCA-6; QMA International Developed Markets Index Fund; and Core Bond Enhanced Index/PIM Fund. Each portfolio has a specific asset class mix. Each IncomeFlex portfolio is rebalanced daily.

Aggressive Fund – The asset class mix for this fund is 70% stock (39% large cap stocks, 8% mid cap stocks, 9% small cap stocks, and 14% international stocks) and 30% bonds.

Conservative Fund – The asset class mix for this fund is 35% stock (18% large cap stocks, 5% mid cap stocks, 5% small cap stocks, and 7% international stocks) and 65% bonds.

Moderate Fund – The asset class mix for this fund is 55% stock (31% large cap stocks, 6% mid cap stocks, 7% small cap stocks, and 11% international stocks) and 45% bonds.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan (Continued)

At December 31, 2012 the asset allocation by the Plan’s investment options under the Prudential IncomeFlex are shown in the following chart:

	Aggressive	Conservative	Moderate
Large Cap Stocks
Core Equity Account, VCA-IF	15%	7%	12%
Large Cap Growth/Jennison Fund	14%	6%	11%
Large Cap Value/LSV Asset Management Fund	10%	5%	8%

Mid Cap Stocks
Prudential Jennison Mid-Cap Growth Fund, Class Q	8%	5%	6%

Small Cap Stocks
Small Company Stock Account, VCA-6	9%	5%	7%

International Stocks
QMA International Developed Markets Index Fund	14%	7%	11%

Bonds
Core Bond Enhanced Index/PIM Fund	30%	65%	45%

GoalMaker®

GoalMaker® is a computer asset allocation program available to participants. It establishes 12 portfolios, each invested in a different asset allocation mix. Participants select a portfolio based on their completion of an investment risk profile and estimated time to retirement; defaulting participants are assigned to the conservative portfolio applicable to their current age, assuming retirement at age 65. GoalMaker® provides for automatic rebalancing of investments once per quarter. Effective September 4, 2012, two new investment categories were added to the GoalMaker portfolios.

Payment of Benefits

When employment with Prudential and its affiliates ends, if the value of a vested participant’s account is in excess of $5,000, the participant may elect to (a) receive a lump sum distribution equal to the value of the participant’s vested interest in his or her account, (b) receive an annuity from the Company in the amount that can be purchased with the vested value in his or her account, (c) receive a combination of a single payment for less than the total vested value of his or her account plus an annuity, (d) receive partial distributions (no more than five withdrawals per Plan year and the amount of any such withdrawal must equal at least $300) or (e) delay taking a distribution of the vested value of his or her account until it is required by law. If the value of a terminated vested participant’s account is $5,000 or less, the participant may not defer distribution of his or her account.

Actively employed participants can make in-service withdrawals from PESP. The amount available for in-service withdrawals includes amounts credited to a participant’s After-Tax Contributions Account, Rollover Contributions Account, and pre-2001 Company Matching Contributions Account. Participants who have attained age 59 1/2 can also withdraw amounts from their Before-Tax Contributions Account, Roth 401(k) Contributions Account and Roth In-Plan Rollover Contributions Account. Participants can make up to five withdrawals each calendar year, and the withdrawals are subject to a 10% federal early distribution tax for participants less than 59 1/2 years of age, in addition to the regular income tax that applies, except for After-Tax Contribution amounts. Other penalties may apply to Roth 401(k) and Roth In-Plan Rollover amounts if the withdrawals are not qualified distributions.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan (Continued)

When funds are not available from an in-service withdrawal or when a loan will create a hardship, participants may apply for a hardship withdrawal without first taking a loan. To qualify for a hardship withdrawal under the Plan, participants must demonstrate that they need the money to meet an immediate and heavy financial need for which they have no other resources available to them.

Participant Loans

Participants may take loans from their Before-Tax Contributions Account and/or Rollover Contributions Accounts.

Loans may range from a minimum of $500 up to a maximum equal to the lesser of:

a)	$50,000 reduced by the participant’s highest outstanding loan balance during the preceding twelve months in the Plan, or

b)	50% of their entire vested Plan account, or

c)	100% of the value of the sum of the balance, if any, of the participant’s Before-Tax contribution account and rollover account.

The $50,000 maximum takes into account all loans to the participant from any Plan maintained by the Company or an affiliate of the Company.

Only one loan is permitted to be outstanding at any time. The loan repayment period may range from one to five years. Currently, the interest rate applicable to the loan is the prime rate as of the fifteenth business day of March, June, September or December and is effective for loans initiated during the following quarter.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles in the United States of America (“U.S. GAAP”). The modified cash basis of accounting is a cash receipts and disbursements method of accounting with investments stated at fair value.

Use of Estimates

The preparation of financial statements in conformity with a modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value (see Note 5 for more information on fair value measurements) except for its investment contract (the “PESP Fixed Rate Fund”), which is valued at contract value (Note 3).

The fair value of the shares owned by the Plan in registered investment companies is based on quoted net asset value of shares.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

2.	Summary of Accounting Policies (Continued)

The fair value of the participation units owned by the Plan in insurance company pooled separate accounts is based on quoted redemption values.

The fair value of the participation units owned by the Plan in the master trust is based on quoted redemption values.

Purchases

Purchases of shares in registered investment companies are recorded on a trade-date basis.

Purchases of units of participation in insurance company pooled separate accounts and the master trust are recorded on a trade-date basis.

Income Recognition

The Plan presents in the statement of changes in net assets available for benefits the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation/(depreciation) on those investments.

Sales of shares in registered investment companies are recorded on a trade-date basis.

Sales of units of participation in insurance company pooled separate accounts and the master trust are recorded on a trade-date basis.

Interest, dividend and other income is recorded when received.

Payment of Benefits

Benefits are recorded when paid.

Participant Loans

Participant loans are funded directly from the participant’s account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis, based on their selected investment options. The carrying value is cost, which approximates fair value.

Changes to Accounting Policies

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-04 (ASU 2011-04), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (Topic 820) – Fair Value Measurement, to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 is effective and was adopted by the Plan prospectively for the year ended December 31, 2012. In accordance with ASU 2011-04, quantitative information about significant unobservable inputs used in Level 3 fair value measurements has been added to Note 5, Fair Value Measurements.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

3.	Investment Contract with Insurance Company

The financial statement presentation and disclosure of the PESP Fixed Rate Fund (the “Fund”) complies with the FASB Accounting Standards Codification (“ASC”) 946 on the fair value reporting of fully benefit responsive contracts as of December 31, 2012 and 2011.

The Fund is a fully benefit responsive contract and is valued at fair value. Accordingly, the contract meets all of the following criteria:

a.	The investment contract is effected directly between the Fund and the issuer and prohibits the Fund from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

b.	The contract issuer is obligated to (i) repay principal and interest, or (ii) prospective crediting rate adjustments with an assurance the crediting rate will not be less than zero.

c.	The terms of the contract require all permitted participant-initiated transactions with the Fund to occur at contract value with no conditions, limits, or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans, or transfers to other funds within the Plan.

d.	An event that limits the ability of the Fund to transact at contract value with the issuer (for example, premature termination of the contracts by the Fund, plant closings, layoffs, Plan termination, bankruptcy, mergers, and early retirement incentives) and that also limits the ability of the Fund to transact at contract value with the participants in the Fund must be probable of not occurring.

e.	The Fund itself must allow participants reasonable access to their funds.

The estimated fair value of the Fund as of December 31, 2012 and 2011 was $ 3,445,297,613 and $3,419,068,150, respectively. The fair value was calculated using the following methodology:

1.	A present value of expected cash flow method was used to develop fair value.

2.	Cash flows were estimated based on the termination provisions of the contract. The contract allows for an installment payout over a 5-year period. The balance of the Fund grows over the 5-year period at the expected crediting rate less 50 basis points. This growth rate is not below the minimum crediting rate of 3.5%.

3.	Market rates of interest used to discount the cash flows were based upon the Fiduciary Capital Management Weekly Bullet GIC/BIC Statistics for 2012. The data includes contract rates for major guaranteed investment contract providers over the expected 5-year time period.

The Fund represents the fixed dollar account under an unallocated group annuity contract. The investment in the contract is presented at fair value. An adjustment is made to the fair value in the statement of net assets available for benefits to present the investment at contract value. Contract value is based upon contributions made under the contract, plus interest credited, and less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Beginning January 1, 2009, the interest crediting rate is determined quarterly, and during 2012 was 3.80% for the first quarter, 3.65% for the second quarter, 3.50% for the third quarter, and 3.50% for the fourth quarter. The minimum crediting rate is 3.50%. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

3.	Investment Contract with Insurance Company (Continued)

environment, and both the expected and actual experience of a reference portfolio within the issuer’s general account. Key factors that could influence future interest crediting rates are changes in interest rates, and default or credit failures of the reference portfolio.

There is no relationship between future crediting rates and the adjustment to contract value reported in the statement of net assets available for benefits.

The average market yield of the Fund for the year ended December 31, 2012 was 3.3%. The average yield earned by the Fund that reflects the actual interest credited to participants for the year ended December 31, 2012 was 3.6%. There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

4.	Investments

The following table presents the Plan’s investments that represent five percent or more of the Plan’s assets:

	December 31,
	2012	2011
Investments at fair value as determined by quoted net asset/redemption values
Insurance Company Pooled Separate Accounts
Small Company Stock Account, VCA-6	$324,358,775	$317,548,354
Large Cap Growth/Jennison Fund	$354,981,506	$—

Registered Investment Companies
Prudential Jennison Growth Fund, Class Z	$—	$316,598,760

Master Trust
Prudential Financial, Inc. Common Stock Fund (ESOP and NON-ESOP)	$475,206,241	$449,051,833

Investments at contract value
PESP Fixed Rate Fund	$3,218,885,369	$3,210,015,854

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

4.	Investments (Continued)

During 2012, the Plan’s investments (including gains and losses on investments bought and sold during the year) appreciated in value by $310,451,375 as follows:

Year Ended December 31, 2012
Investments—Net Appreciation/(Depreciation) in Fair Value
Insurance Company Pooled Separate Accounts
Artisan U.S. Mid-Cap Value Fund	$8,058,545
Core Bond Enhanced Index/PIM Fund	4,419,504
Core Equity Account, VCA-IF	26,479,046
Large Cap Growth/Jennison Fund	5,116,753
Large Cap Value/LSV Asset Management Fund	30,254,979
Prudential Retirement Real Estate Fund	5,437,644
QMA International Developed Markets Index Fund	16,175,399
QMA U.S. Broad Market Index Fund	30,357,866
Small Company Stock Account, VCA-6	32,897,827

Registered Investment Companies
Artisan Mid-Cap Value Fund, Class Z	8,779,137
Fidelity Advisor Government Income Fund, Class I	290,854
Fidelity Government Income Fund	348
GE Institutional International Equity Investment Fund	24,788,297
Prudential High-Yield Fund, Class Q	3,110,697
Prudential High-Yield Fund, Class Z	175,040
Prudential Jennison Growth Fund, Class Z	45,038,580
Prudential Jennison Mid-Cap Growth Fund, Class Q	20,526,104
Prudential Jennison Natural Resources Fund, Class Q	(647,772)
Prudential Stock Index Fund, Class I	3,325,142
Wells Fargo Advantage International Bond Institution	6,957

Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	36,480,287

Prudential IncomeFlex
Aggressive Fund	6,006,210
Conservative Fund	983,569
Moderate Fund	2,390,362

Net appreciation in fair value of investments	$310,451,375

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

4.	Investments (Continued)

The investment options bear expenses related to investment management and other fees. The above appreciation/(depreciation) on investments reflects these expenses. The expense ratios as a percentage of net assets attributable to each investment option during 2012 were as follows:

Gross Expense Ratio
PESP Fixed Rate Fund	0.00%

Insurance Company Pooled Separate Accounts
Artisan U.S. Mid-Cap Value Fund	0.83%
Core Bond Enhanced Index/PIM Fund	0.23%
Core Equity Account, VCA-IF	0.00%
Large Cap Growth/Jennison Fund	0.49%
Large Cap Value/LSV Asset Management Fund	0.65% - 0.67%
Prudential Retirement Real Estate Fund	1.13% - 1.28%
QMA International Developed Markets Index Fund	0.10%
QMA U.S. Broad Market Index Fund	0.05%
Small Company Stock Account, VCA-6	0.00%

Registered Investment Companies
Artisan Mid-Cap Value Fund, Class Z	1.20%
Fidelity Advisor Government Income Fund, Class I	0.52%
Fidelity Government Income Fund	0.45%
GE Institutional International Equity Investment Fund	0.56%
Prudential High-Yield Fund, Class Q	0.50%
Prudential High-Yield Fund, Class Z	0.63%
Prudential Jennison Growth Fund, Class Z	0.78%
Prudential Jennison Mid-Cap Growth Fund, Class Q	0.61%
Prudential Jennison Natural Resources Fund, Class Q	0.75%
Prudential Stock Index Fund, Class I	0.19%
Wells Fargo Advantage International Bond Institution	0.69%

Prudential IncomeFlex
Aggressive Fund	1.12% - 1.26%
with Spouse Coverage	1.62% - 1.76%
Conservative Fund	1.09% - 1.18%
with Spouse Coverage	1.59% - 1.68%
Moderate Fund	1.11% - 1.23%
with Spouse Coverage	1.61% - 1.73%

Master Trust
Prudential Financial, Inc. Common Stock Fund	0.00%

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

5.	Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1” measurements), gives the next priority to quoted values based on observable inputs (“Level 2” measurements), and the lowest priority to values based on unobservable inputs (“Level 3” measurements). The three levels of the fair value hierarchy under ASC 820 are briefly described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. For example, stocks listed on a recognized exchange or listed mutual funds.
Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

PESP Fixed Rate Fund – The fair value is based on discounted cash flows assuming termination of the contract, based on current yields of similar instruments with comparable durations and considering the credit worthiness of the issuer.

Generally, changes in the discount rate assumption are accompanied by a directionally opposite change in fair value.

Insurance Company Pooled Separate Accounts – Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. The underlying investments are valued in the following ways:

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

5.	Fair Value Measurements (Continued)

Bonds: Valued based on prices derived by an independent party (Interactive Data Corporation) that uses inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Prices are reviewed and can be challenged with the independent party and/or overridden by the Company if the Company believes such would be more reflective of fair value.

Real estate: Values are determined through an independent appraisal process. The estimate of fair value is based on three approaches; (1) current cost of reproducing the property less deterioration and functional/economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable properties in the market. Each approach requires the exercise of subjective judgment.

Significant increases/(decreases) in any unobservable inputs used in the fair value measurement of real estate would result in a significantly lower/(higher) fair value measurement. Generally, a change in the assumption used for reproducing the property, income streams, or the value of recent sales of comparable properties is accompanied by a directionally similar change, while changes in the discounting assumption is accompanied by a directionally opposite change.

Registered Investment Companies – Valued at the net asset value (“NAV”) of shares held at year end.

Master Trust – Valued at the closing price reported on the active market on which individual securities are traded.

IncomeFlex – Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. The underlying investments are valued in the following ways:

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

Bonds: Valued based on prices derived by an independent party (Interactive Data Corporation) that uses inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Prices are reviewed and can be challenged with the independent party and/or overridden by the Company if the Company believes such would be more reflective of fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

5.	Fair Value Measurements (Continued)

Plan investments may be redeemed by the participant or by the Plan. Participants redeem investments when they elect to receive a withdrawal, make a transfer to another investment, or take a loan. The Plan redeems investments when the fiduciaries determine that an investment will no longer be offered as a Plan investment. The following is a high-level summary of the terms and conditions related to the redemption of Plan investments. For more detailed information on the terms and conditions under which participants or the Plan may redeem investments, please see the relevant Plan and investment documentation (e.g., prospectus) for each investment.

Redemption
	Terms		Conditions
Investment	Participant *	Plan	Participant *	Plan
PESP Fixed Rate Fund (Only contractual values are payable)	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	6 months notice	None	Installment payments over 5 years with interest credit.
Insurance Company Pooled Separate Accounts

Artisan U.S. Mid- Cap Value Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Core Bond Enhanced Index/PIM Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Core Equity Account, VCA-IF	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	None

Large Cap Growth/Jennison Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

5.	Fair Value Measurements (Continued)

Redemption
	Terms		Conditions
Investment	Participant *	Plan	Participant *	Plan
Large Cap Value/LSV Asset Management Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Prudential Retirement Real Estate Fund	Immediate	Immediate, with termination date the first of month following notice.	May delay up to 12 months, if negative impact on other investors. May also delay for exchange closures, SEC restriction, or financial emergency.

QMA International Developed Markets Index Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

QMA U.S. Broad Market Index Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Small Company Stock Account, VCA-6	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	None

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

5.	Fair Value Measurements (Continued)

Redemption
	Terms		Conditions
Investment	Participant *	Plan	Participant *	Plan
Registered Investment Companies

Artisan Mid-Cap Value Fund, Class Z	Written notice, honored same day if before 4 PM, otherwise next business day.		May delay for exchange closures, SEC or other trading restrictions. 2% fee on amounts held less than 90 days.

Fidelity Advisor Government Income Fund, Class I	Immediate		May take up to 7 days, if negative impact on the fund.

Fidelity Government Income Fund	Trade order received, honored next business day.		May take up to 7 days, if negative impact on the fund.

GE Institutional International Equity Investment Fund	Immediate		None

Prudential High- Yield Fund, Class Q	Written notice, honored same day if before 4 PM, otherwise next business day.		None

Prudential High- Yield Fund, Class Z	Written notice, honored same day if before 4 PM, otherwise next business day.		None

Prudential Jennison Growth Fund, Class Z	Written notice, honored same day if before 4 PM, otherwise next business day.		May delay for exchange closures, SEC or other trading restrictions.

Prudential Jennison Mid-Cap Growth Fund, Class Q	Written notice, honored same day if before 4 PM, otherwise next business day.		May delay for exchange closures, SEC or other trading restrictions.

Prudential Jennison Natural Resources Fund, Class Q	Written notice, honored same day if before 4 PM, otherwise next business day.		May delay for exchange closures, SEC or other trading restrictions.

Prudential Stock Index Fund, Class I	Written notice, honored same day if before 4 PM, otherwise next business day.		None

Wells Fargo Advantage International Bond Institution	Written notice, honored same day if before 4 PM, otherwise next business day.		May delay for exchange closures, SEC or other trading restrictions.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

5.	Fair Value Measurements (Continued)

Redemption
	Terms		Conditions
Investment	Participant *	Plan	Participant *	Plan
Master Trust

Prudential Financial, Inc. Common Stock Fund	Immediate		None	If insufficient cash, may seek direction from Plan.

Prudential IncomeFlex

Aggressive Fund Conservative Fund Moderate Fund	Immediate	Immediate, with termination date the first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

*	For participants, notice periods and other conditions are routinely waived. Transactions input through the Plan’s online system or through interactive voice response also constitute as written notice.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

5.	Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012 and 2011:

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
PESP Fixed Rate Fund (Note 3)	$—	$—	$3,445,297,613	$3,445,297,613

Insurance Company Pooled Separate Accounts
Artisan U.S. Mid-Cap Value Fund	—	157,657,547	—	157,657,547
Core Bond Enhanced Index/PIM Fund	—	98,047,579	—	98,047,579
Core Equity Account, VCA-IF	—	213,147,025	—	213,147,025
Large Cap Growth/Jennison Fund	—	354,981,506	—	354,981,506
Large Cap Value/LSV Asset Management Fund	—	177,881,435	—	177,881,435
Prudential Retirement Real Estate Fund	—	—	66,302,693	66,302,693
QMA International Developed Markets Index Fund	—	107,251,321	—	107,251,321
QMA U.S. Broad Market Index Fund	—	236,786,492	—	236,786,492
Small Company Stock Account, VCA-6	—	324,358,775	—	324,358,775

Registered Investment Companies
Fidelity Government Income Fund	26,078,835	—	—	26,078,835
GE Institutional International Equity Investment Fund	145,489,362	—	—	145,489,362
Prudential High-Yield Fund, Class Q	58,878,977	—	—	58,878,977
Prudential Jennison Mid-Cap Growth Fund, Class Q	150,178,649	—	—	150,178,649
Prudential Jennison Natural Resources Fund, Class Q	28,011,915	—	—	28,011,915
Wells Fargo Advantage International Bond Institution	22,330,691	—	—	22,330,691

Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	—	475,206,241	—	475,206,241

Prudential IncomeFlex
Aggressive Fund	—	59,426,736	—	59,426,736
Conservative Fund	—	16,419,143	—	16,419,143
Moderate Fund	—	26,434,879	—	26,434,879

Total investments at fair value	$430,968,429	$2,247,598,679	$3,511,600,306	$6,190,167,414

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

5.	Fair Value Measurements (Continued)

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
PESP Fixed Rate Fund (Note 3)	$—	$—	$3,419,068,150	$3,419,068,150

Insurance Company Pooled Separate Accounts
Core Bond Enhanced Index/PIM Fund	—	90,928,410	—	90,928,410
Core Equity Account, VCA-IF	—	200,630,800	—	200,630,800
Large Cap Value/LSV Asset Management Fund	—	148,193,583	—	148,193,583
Prudential Retirement Real Estate Fund	—	—	30,824,584	30,824,584
Small Company Stock Account, VCA-6	—	317,548,354	—	317,548,354

Registered Investment Companies
Artisan Mid-Cap Value Fund, Class Z	146,946,439	—	—	146,946,439
Fidelity Advisor Government Income Fund, Class I	23,410,826	—	—	23,410,826
GE Institutional International Equity Investment Fund	225,939,078	—	—	225,939,078
Prudential High-Yield Fund, Class Z	47,077,984	—	—	47,077,984
Prudential Jennison Growth Fund, Class Z	316,598,760	—	—	316,598,760
Prudential Jennison Mid-Cap Growth Fund, Class Q	129,745,894	—	—	129,745,894
Prudential Stock Index Fund, Class I	209,179,042	—	—	209,179,042

Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	—	449,051,833	—	449,051,833

Prudential IncomeFlex
Aggressive Fund	—	49,876,267	—	49,876,267
Conservative Fund	—	12,124,847	—	12,124,847
Moderate Fund	—	23,465,336	—	23,465,336

Total investments at fair value	$1,098,898,023	$1,291,819,430	$3,449,892,734	$5,840,610,187

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

5.	Fair Value Measurements (Continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2012:

	PESP Fixed Rate Fund	Prudential Retirement Real Estate Fund
Additions to net assets
Investment income
Net appreciation in fair value of investments *	$—	$5,437,644
Interest and dividend income	114,831,078	—
Other income	1,889,556	—

Total investment income	116,720,634	5,437,644

Investment expenses (Note 6)	—	—

Net investment income	116,720,634	5,437,644

Contributions
Employer	4,675,163	484,802
Employee	40,670,125	2,706,808
Rollover	16,651,248	1,145,350

Total contributions	61,996,536	4,336,960

Total additions	178,717,170	9,774,604

Net Transfers	51,042,677	28,112,181

Deductions from net assets
Benefits paid to participants	220,033,865	2,408,585
Administrative expenses	856,467	91

Total deductions	220,890,332	2,408,676

Net increase	8,869,515	35,478,109

Contract value to fair value adjustment change	17,359,948	—

Net assets at fair value
Beginning of year	3,419,068,150	30,824,584

End of year	$3,445,297,613	$66,302,693

* Actual return on assets:
Relating to assets still held at the reporting date	$—	$634,118
Relating to assets sold during the reporting period	$—	$4,803,526

During the year ended December 31, 2012, there were no transfers between levels.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

5.	Fair Value Measurements (Continued)

The following table is a summary of the quantitative information about significant unobservable inputs used in Level 3 fair value measurements:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values
PESP Fixed Rate Fund (Note 3)	$3,445,297,613	Discounted Cash Flow	Crediting Rate Payout Percentage Payout Date	3.5% 20% - 100% 12/31/2013 - 12/31/2017

Prudential Retirement Real Estate Fund	$66,302,693	Independent Appraisal Process	Current cost of reproducing less deterioration Discounted income streams or one year capitalization multiplied by factor Value of recent sales of comparable properties	Discount rate: 6.25% -15.00% (weighted avg. 7.92%) Capitalization rate: 4.75% - 10.50% (weighted avg. 6.49%)

6.	Related Party Transactions

The Company (or an affiliate of the Company) acts as the investment manager for each of the investment options currently offered by the Plan, except for the Artisan Mid-Cap Value Fund, the Fidelity Government Income Fund, the GE Institutional International Equity Investment Fund, the Large Cap Value/ LSV Asset Management Fund and the Wells Fargo Advantage International Bond Institution.

Effective January 1, 2012, an ERISA Budget Account (described below) was established for the Plan. On a quarterly basis, certain revenue sharing payments (e.g, 12b-1 fees, etc.) received by an affiliate of the Company from certain of the Plan’s investment options are deposited into a dedicated expense account in the Plan, known as an “ERISA Budget Account.” These payments are reported as Other income in the Statement of Changes in Net Assets Available for Benefits. Amounts deposited in the ERISA Budget Account are used to pay on-going administrative expenses of the Plan in accordance with ERISA and guidance issued by the U.S. Department of Labor (“DOL Guidance”).

Most of the administrative expenses shown in the Statement of Changes in Net Assets Available for Benefits were the direct expenses (as defined in the DOL Guidance) that the Plan and the Company paid to the Company’s affiliate for recordkeeping services.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

6.	Related Party Transactions (Continued)

The Company paid certain expenses of the Plan. Some of these expenses were paid to the Company (or an affiliate of the Company).

The Company paid investment management fees for the Core Equity Account, VCA-IF and the Small Company Stock Account, VCA-6 in the amount of $2,310,408 for the year ended December 31, 2012.

The Company paid administrative fees for trustee services in the amount of $5,000 for the year ended December 31, 2012.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of participant loans between the financial statements and the Form 5500:

	December 31,
	2012	2011
Notes receivable for participant loans per the financial statements	$45,668,660	$47,928,129
Certain cumulative deemed distributions of participant loans	(923,343)	(1,122,063)

Participant loans per the Form 5500	$44,745,317	$46,806,066

Total benefits paid to participants per the financial statements	$360,047,063
2012 active loan defaults (deemed distributions)	154,537
Prior period active loan defaults foreclosed and adjustments	(353,257)

Total benefits paid and deemed distributions per the Form 5500	$359,848,343

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of assets between the financial statements and the Form 5500 as of December 31, 2012:

	Per Financial	Prudential IncomeFlex Reallocation
	Statements	Aggressive	Conservative	Moderate	Form 5500
Insurance Company Pooled Separate Accounts
Artisan U.S. Mid-Cap Value Fund	$157,657,547	$—	$—	$—	$157,657,547
Core Bond Enhanced Index/PIM Fund	98,047,579	17,828,021	10,672,443	11,895,696	138,443,739
Core Equity Account, VCA-IF	213,147,025	8,914,010	1,149,340	3,172,186	226,382,561
Large Cap Growth/ Jennison Fund	354,981,506	8,319,743	985,149	2,907,836	367,194,234
Large Cap Value/LSV Asset Management Fund	177,881,435	5,942,674	820,957	2,114,790	186,759,856
Prudential Retirement Real Estate Fund	66,302,693	—	—	—	66,302,693
QMA International Developed Markets Index Fund	107,251,321	8,319,743	1,149,340	2,907,836	119,628,240
QMA U.S. Broad Market Index Fund	236,786,492	—	—	—	236,786,492
Small Company Stock Account, VCA-6	324,358,775	5,348,406	820,957	1,850,442	332,378,580

	$1,736,414,373	$54,672,597	$15,598,186	$24,848,786	$1,831,533,942

Registered Investment Companies
Fidelity Government Income Fund	$26,078,835	$—	$—	$—	$26,078,835
GE Institutional International Equity Investment Fund	145,489,362	—	—	—	145,489,362
Prudential High-Yield Fund, Class Q	58,878,977	—	—	—	58,878,977
Prudential Jennison Mid-Cap Growth Fund, Class Q	150,178,649	4,754,139	820,957	1,586,093	157,339,838
Prudential Jennison Natural Resources Fund, Class Q	28,011,915	—	—	—	28,011,915
Wells Fargo Advantage International Bond Institution	22,330,691	—	—	—	22,330,691

	$430,968,429	$4,754,139	$820,957	$1,586,093	$438,129,618

Prudential IncomeFlex
Aggressive Fund	$59,426,736	$(59,426,736)	$—	$—	$—
Conservative Fund	16,419,143	—	(16,419,143)	—	—
Moderate Fund	26,434,879	—	—	(26,434,879)	—

	$102,280,758	$(59,426,736)	$(16,419,143)	$(26,434,879)	$—

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of interest and dividend income between the Statement of Changes in Net Assets Available for Benefits and the Form 5500 for the year ended December 31, 2012:

Interest and dividend income per the financial statements	$136,501,218
Plus interest on notes receivable from participants	1,499,874
Less registered investment company dividends	(8,182,929)
Less Master Trust dividends	(13,668,379)

Total interest per the Form 5500	$116,149,784

The following is the net appreciation/(depreciation) in fair value of investments per the financial statements for the year ended of December 31, 2012:

Insurance company pooled separate accounts	$159,197,563
Registered investment companies	105,393,384
Master Trust	36,480,287
Prudential IncomeFlex	9,380,141

Net appreciation in fair value of investments per the financial statements	$310,451,375

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of net appreciation/(depreciation) in the fair value of investments between the Statement of Changes in Net Assets Available for Benefits and the Form 5500 for the year ended December 31, 2012:

	Per Financial	Prudential IncomeFlex Reallocation			Per
	Statements	Aggressive	Conservative	Moderate	Form 5500
Insurance Company Pooled Separate Accounts
Artisan U.S. Mid-Cap Value Fund	$8,058,545	$—	$—	$—	$8,058,545
Core Bond Enhanced Index/ PIM Fund	4,419,504	1,801,863	639,320	1,075,662	7,936,349
Core Equity Account, VCA-IF	26,479,046	900,932	68,850	286,844	27,735,672
Large Cap Growth/Jennison Fund	5,116,753	840,869	59,014	262,940	6,279,576
Large Cap Value/LSV Asset Management Fund	30,254,979	600,621	49,178	191,229	31,096,007
Prudential Retirement Real Estate Fund	5,437,644	—	—	—	5,437,644
QMA International Developed Markets Index Fund	16,175,399	840,869	68,850	262,940	17,348,058
QMA U.S. Broad Market Index Fund	30,357,866	—	—	—	30,357,866
Small Company Stock Account, VCA-6	32,897,827	540,559	49,179	167,325	33,654,890

	$159,197,563	$5,525,713	$934,391	$2,246,940	$167,904,607

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

Reconciliation of net appreciation/(depreciation) in the fair value of investments between the Statement of Changes in Net Assets Available for Benefits and the Form 5500 for the year ended December 31, 2012:

Registered Investment Companies
Artisan Mid-Cap Value Fund, Class Z	$8,779,137	$—	$—	$—	$8,779,137
Fidelity Advisor Government Income Fund, Class I	290,854	—	—	—	290,854
Fidelity Government Income Fund	348	—	—	—	348
GE Institutional International Equity Investment Fund	24,788,297	—	—	—	24,788,297
Prudential High-Yield Fund, Class Q	3,110,697	—	—	—	3,110,697
Prudential High-Yield Fund, Class Z	175,040	—	—	—	175,040
Prudential Jennison Growth Fund, Class Z	45,038,580	—	—	—	45,038,580
Prudential Jennison Mid-Cap Growth Fund, Class Q	20,526,104	480,497	49,178	143,422	21,199,201
Prudential Jennison Natural Resources Fund, Class Q	(647,772)	—	—	—	(647,772)
Prudential Stock Index Fund, Class I	3,325,142	—	—	—	3,325,142
Wells Fargo Advantage International Bond Institution	6,957	—	—	—	6,957

	$105,393,384	$480,497	$49,178	$143,422	$106,066,481

Prudential IncomeFlex
Aggressive Fund	$6,006,210	$(6,006,210)	$—	$—	$—
Conservative Fund	983,569	—	(983,569)	—	—
Moderate Fund	2,390,362	—	—	(2,390,362)	—

	$9,380,141	$(6,006,210)	$(983,569)	$(2,390,362)	$—

The following is a reconciliation of net appreciation/(depreciation) of the Master Trust between the financial statements and the Form 5500 for the year ended December 31, 2012:

Net appreciation of Master Trust investments per the financial statements	$36,480,287
Add Master Trust dividends	13,668,379

Net appreciation of Master Trust investments per the Form 5500	$50,148,666

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company matching contributions account.

9.	Employee Stock Ownership Plan (“ESOP”)

The Employee Stock Ownership Plan (“ESOP”) portion of the Plan was established in accordance with sections 401(a), 4975(e)(7) of the IRC and section 407(d)(6) of ERISA. The ESOP invests primarily in qualifying employer securities in accordance with IRC section 4975(e)(8). An ESOP account is established for each participant in the Plan, and is invested in the PFI Common Stock Fund. To fund the ESOP, the recordkeeper, annually, transfers (“sweeps”) to the ESOP portion all of the participant’s fully vested amounts in the non-ESOP portion of the PFI Common Stock Fund. Participants may redirect the amounts credited to the ESOP account into any other investment option subject to certain limitations including, but not limited to, the provisions of the Company’s personal securities trading policy. Funds that are swept into the ESOP portion are treated the same as funds in the non-ESOP portion for purposes of distributions, reallocations, and transfers. Cash dividends are paid to the ESOP, and thereafter, either distributed to participants or reinvested into participants’ ESOP accounts. All participants have a choice of either reinvesting the cash dividends into the ESOP account or receiving cash on a yearly basis. Participants cannot contribute directly to the ESOP.

The trustee of the Plan purchases shares of PFI common stock on behalf of the PFI Common Stock Fund at fair value or by private purchase (including from an affiliate). Voting rights in shares of PFI common stock held by the Plan shall be exercised by the trustee in a timely manner and by the direction of the participants. Dividends and other income credited to the PFI Common Stock Fund are allocated to all participants with units in the PFI Common Stock Fund when such amounts are received by the Plan.

10.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 30, 2002, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). Although the Plan has been amended since the receipt of the letter, the Plan administrator and the Company’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and no provision for income tax is necessary. The Plan filed a submission with the Internal Revenue Service for a determination on its continued tax-qualified status on January 31, 2011.

Accounting principles generally accepted in the United Statements of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

11.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

12.	Interest in Master Trust

A portion of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other Prudential Company sponsored defined contribution plans. The assets of the Master Trust are held by Prudential Trust Company (the “Trustee”). As of December 31, 2012 and 2011, the Plan’s interest in the net assets of the Master Trust was 100%.

13.	Subsequent Events

The Plan Administrator has evaluated events subsequent to December 31, 2012 and through June 14, 2013, the date the financial statements were available to be issued, and determined there have not been any events that occurred, other than those listed below. The events do not require adjustments to these financial statements.

Beginning in 2013, some or all of the investment management fees of the Core Equity Account, VCA-IF and the Small Company Stock Account, VCA-6, may be paid from the ERISA Budget Account. The Company will pay the balance, if any, of these fees.

Beginning in 2013, cash dividends paid on PFI Common Stock will be paid each calendar quarter rather than on an annual basis. Accordingly, beginning in 2013, eligible participants will be given an opportunity in the beginning of each Plan year to make an annual election that will apply to all cash dividends paid during the calendar year.

Effective May 1, 2013, the following changes will be made to the Plan’s investment options:

•	The Prudential High Yield Fund Collective Investment Trust will replace the Prudential High Yield Fund, Class Q (Ticker Symbol: PHYQX), a mutual fund;

•

The Jennison Mid-Cap Growth Fund (which prior to May 1, 2013 was called the Jennison Mid-Cap Growth Institutional Select), a pooled separate account, will replace the Prudential Jennison Mid-Cap Growth Fund, Class Q (Ticker Symbol: PJGQX); and

•

The expense ratio for the following four investment options will be reduced: the Large Cap Growth/Jennison Fund, the Large Cap Value/LSV Asset Management Fund, the Artisan U.S. Mid—Cap Value Fund, and the Prudential Retirement Real Estate Fund.

Prudential Employee Savings Plan Schedule of Assets Held for Investment Purposes December 31, 2012	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party		Description of Investment	Cost		Current Value
*	PESP Fixed Rate Fund	Prudential Insurance Co. General Account	$3,218,885,369		$3,218,885,369
*	Artisan U.S. Mid-Cap Value Fund	Insurance Co. Pooled Separate Account	149,919,452		157,657,547
*	Core Bond Enhanced Index/PIM Fund	Insurance Co. Pooled Separate Account	124,130,985		138,443,739
*	Core Equity Account, VCA-IF	Insurance Co. Pooled Separate Account	155,426,751		226,382,561
*	Large Cap Growth/Jennison Fund	Insurance Co. Pooled Separate Account	360,095,401		367,194,234
*	Large Cap Value/LSV Asset Management Fund	Insurance Co. Pooled Separate Account	164,087,925		186,759,856
*	Prudential Retirement Real Estate Fund	Insurance Co. Pooled Separate Account	60,426,672		66,302,693
*	QMA International Developed Markets Index Fund	Insurance Co. Pooled Separate Account	104,488,251		119,628,240
*	QMA U.S. Broad Market Index Fund	Insurance Co. Pooled Separate Account	208,958,186		236,786,492
*	Small Company Stock Account, VCA-6	Insurance Co. Pooled Separate Account	165,926,392		332,378,580
	Fidelity Government Income Fund	Mutual Fund	26,813,630		26,078,835
	GE Institutional International Equity Investment Fund	Mutual Fund	126,985,704		145,489,362
	Prudential High-Yield Fund, Class Q	Mutual Fund	56,178,867		58,878,977
	Prudential Jennison Mid-Cap Growth Fund, Class Q	Mutual Fund	151,808,667		157,339,838
	Prudential Jennison Natural Resources Fund, Class Q	Mutual Fund	28,435,040		28,011,915
	Wells Fargo Advantage International Bond Institution	Mutual Fund	22,477,519		22,330,691
*	Prudential Financial, Inc. Common Stock Fund	Master Trust Investment Account	390,344,120	***	475,206,241
*	Participant Loans	0.04% - 9.50%**	—		44,745,317
	Other	Noninterest-bearing Cash	687		687

			$5,515,389,618		$6,008,501,174

*	Party-in-interest.
**	Represents range of annual interest rates on outstanding loans.
***	No cost was attributed to the PFI common stock that the Plan received as a result of demutualization. The value of the shares was credited to eligible participants’ accounts as units in Prudential Financial, Inc. common stock fund on April 26, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the Prudential Employee Savings Plan) has duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

THE PRUDENTIAL EMPLOYEE SAVINGS PLAN

By: /s/ Kevin Prue
Kevin Prue
Vice President, Human Resources
Chairperson of the Administrative Committee

Dated: June 20, 2013